Filed by Community West Bancshares pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: United Security Bancshares
Commission File Number: 000-32897

December 17, 2025
Dear United Security Bank Team Members,
We are honored to move forward together as we combine our two exceptional banks in the coming year. Our Executive teams welcome the opportunity to getting to know each of you and, in turn, sharing more about who we are and our respective histories.
This partnership brings together two organizations that share remarkably similar values: a commitment to local leadership, genuine care for our clients and a dedication to the communities we serve. While change can be challenging, we firmly believe that our unified strengths will create new opportunities for employees, clients and the communities that rely on us every day. Our goal is to move forward thoughtfully, respectfully and at a pace that keeps you well informed and supported.
Communication with team members is a top priority. Both leadership teams are committed to keeping you updated on each step of the merger as we move forward – from individual and department meetings to providing updated Frequently Asked Questions and Merger Milestones newsletters that will be regularly shared with both banks.
We believe our teams are our greatest asset and the key to our past, present and future success. The Community West Bank Executive Leadership Team is pleased to tour each United Security Bank branch and headquarters to get to know you and to answer your questions.
While the merger details are being finalized over the months ahead, our collective Boards and Executives would like to thank you for your hard work, dedication and service to the clients and communities you serve. We look forward to many opportunities and successes in the future as a combined Company under Community West Bank and Community West Bancshares.

James J. Kim	Dennis R. Woods
CEO and President	Founding Chairman, President and CEO
Community West Bank	United Security Bank
CEO, Community West Bancshares